October 26, 2010

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:                             SeaCube Container Leasing Ltd.

Registration Statement on Form S-1

File No. 333-165752

Ladies and Gentlemen:

SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-165752) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 pm, Eastern Time, on October 27, 2010, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Joseph A. Coco of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3050.

The Company hereby acknowledges:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SEACUBE CONTAINER LEASING LTD.

By:	/s/ Joseph Kwok
	Name:	Joseph Kwok
	Title:	Chief Executive Officer